Austin Legal Group, APC

Lawyers 3990 Old Town Ave, Ste A-112 San Diego, CA 92110 Licensed in California & Hawaii & Arizona Telephone (619) 924-9600 Facsimile (619) 881-0045	Writer’s Email: gaustin@austinlegalgroup.com

October 17, 2016

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

Re:	Immune Therapeutics, Inc.
Delaying Amendment to Registration Statement on Form S-1
Filed October 14, 2016
CIK No. 0001559356

Ms. Hayes:

Pursuant to Rule 473 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Immune Therapeutics, Inc. (the “Registrant”), is hereby filing a delaying amendment with respect to the above-captioned Registration Statement which was filed with the Securities and Exchange Commission (the “Commission”) on October 14, 2016 (the “Registration Statement”). Accordingly, the following is hereby incorporated immediately following the calculation of the registration fee table and its footnotes on the cover page of the registration statement:

“The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.”

Very truly yours,

AUSTIN LEGAL GROUP, APC

Gina M. Austin